Annual General Meeting for Bright Scholar Education Holdings Limited

Date: August 22, 2022

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

RESOLUTION	For	Against	Abstain
1. The ordinary resolution as set out in the Notice of Annual General Meeting regarding the ratification of the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the independent registered public accounting firm of the Company for the fiscal year ending August 31, 2022.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here   ______________ Please Date Above

____________________ Please Sign Here   ______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting for Bright Scholar Education Holdings Limited to be held August 22, 2022 For Holders as of July 25, 2022

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 noon (New York Time) on August 18, 2022.

PROXY TABULATOR FOR
BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 noon (New York Time) on August 18, 2022)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Bright Scholar Education Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business July 25, 2022 at the Annual General Meeting August 22, 2022 in Foshan, China.

NOTES:

1. **Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED
P.O. Box 8016
CARY, NC 27512-9903